October 12, 2006

Securities and Exchange Commission

Attn.:	Jim B. Rosenberg,
Senior Assistant Chief Accountant

Mail Stop 6010

100 F. Street, N.E.

Washington, DC 20549-6010

Re:	Inspire Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Filed August 8, 2006
File No. 001-31577

Dear Mr. Rosenberg:

This letter is being sent by Inspire Pharmaceuticals, Inc. (“Inspire”) in response to the letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated September 7, 2006, relating to the above-referenced reports (collectively, the “Reports”). As requested, we have keyed our responses to the numbered questions as they appear in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 48

Question 1. You disclose both here and in your “Summary of Significant Accounting Policies” that you recognize co-promotion revenue based on net sales of Elestat® and Restasis® as reported to you by your collaborative partner, Allergan. We believe this disclosure could be improved to more fully explain the impact of these estimates on your financial statements. Please provide us with additional information, in a disclosure-type format, that describes what procedures you undertake to mitigate the reporting risk associated with receiving the sales information from Allergan net of their various estimates, for example, product returns and rebates. That is, tell us how often you receive information from Allergan and whether and how often you record adjustments to actual net sales. Quantify any changes in estimate that you have recorded for the periods presented. In addition,

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disclose the effect that could result from using reasonably likely assumptions other than those used for each estimate as of December 31, 2005. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

Response:	In future filings, we propose the following new disclosure be added to the first paragraph under the caption “Revenue Recognition” in the MD&A and in the “Summary of Significant Accounting Policies and Concentrations of Risk” in the footnotes to the financial statements following the 4th sentence in each: “We record a percentage of Allergan’s net sales for both Elestat® and Restasis®, reported to us by Allergan, as co-promotion revenue. We receive monthly net sales information from Allergan and perform analytical reviews and trend analyses using prescription information that we receive from IMS Health, an independent provider of pharmaceutical data. In addition, we exercise our audit rights under the contractual agreements with Allergan to annually perform an examination of Allergan’s sales records of both Elestat® and Restasis®. We make no adjustments to the amounts reported to us by Allergan other than reductions in net sales to reflect the incentive programs we manage.”

In response to the Staff’s request for a range of likely amounts or another type of sensitivity analysis regarding Allergan’s estimates including product returns and allowances, we would emphasize the estimates of rebates and other allowances for Elestat® and Restasis® require considerable management judgment on the part of Allergan and Allergan has all pertinent information and data regarding Elestat® and Restasis® in developing these estimates. Consequently, given the limited data available to us, we are not able to provide reasonable estimates regarding returns to Allergan and rebates made by Allergan with respect to the two products.

In addition to the proposed changes above, we would like to direct the Staff’s attention to several areas in the filing that specifically address the issue of our reliance on amounts as reported by Allergan:

Page 25 – Risk Factor titled “Revenues in future periods could vary significantly and may not cover our operating expenses.” Specifically, the first paragraph of this risk factor states the following: “We recognize revenue from product co-promotion based on net sales for Elestat® and Restasis® as defined in the co-promotion agreements and as reported to us by our collaborative partner, Allergan. Accordingly, our co-promotion revenue is based upon Allergan’s

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revenue recognition policy, other accounting policies and the underlying terms of our co-promotion agreements. Allergan’s filings with the Securities and Exchange Commission indicate that Allergan maintains disclosure controls and procedures in accordance with applicable laws, which are designed to provide reasonable assurance that the information required to be reported by Allergan in its Exchange Act filings is reported timely and in accordance with applicable laws, rules and regulations. We are not entitled to review Allergan’s disclosure controls and procedures. All of our revenues are currently derived from net sales of Elestat® and Restasis® as reported to us by Allergan. Management has concluded that our internal control over financial reporting was effective as of December 31, 2005 and these internal controls allow us to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; however, we are unable to provide complete assurance that Allergan will not revise reported revenue amounts in the future. If these reported revenue amounts were inaccurate, it could have a material impact on our financial statements, including financial statements for previous periods.” In addition, the following bullet in the risk factor states: “Deductions from gross sales relating to estimates of sales returns, credits and allowances, normal trade and cash discounts, managed care sales rebates and other allocated costs as defined in our agreements, all of which are determined by Allergan and are outside our control;”

Page 47 – Under “Critical Accounting Policies and Estimates” we specifically state “In addition, recognition of revenue from product co-promotion is affected by certain estimates and judgments made by Allergan on which we rely in recording this revenue.”

Page 50 – In our discussion regarding “Results of Operations” we state, “If Allergan significantly under-estimates or over-estimates rebate amounts, there could be a material effect on our revenue.”

Question 2. You also disclose both herein and in your “Summary of Significant Accounting Policies” that you estimate and reduce “gross” revenue for “incentive programs” that you manage. Please provide us with the information that follows, in a disclosure-type format, with respect to your incentive programs.

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•	Describe the type of incentive programs that you manage as well as the related estimates that reduce your gross revenue. Clarify for us why you disclose that you record these estimates based on “gross” revenue, as it appears that you only receive net sales information from Allergan for both Restasis® and Elestat®.

Response:	In future filings we propose to strike the 5th sentence of the first paragraph under the caption “Revenue Recognition” in the MD&A and in the “Summary of Significant Accounting Policies and Concentrations of Risk” in the footnotes to the financial statements and replace it with the following new disclosure: “We offer and manage certain incentive programs associated with the Elestat® product line which are utilized in addition to those programs managed by Allergan. We reduce revenue by estimating the portion of sales that are subject to these incentive programs based on information reported to us by our third-party administrator of the incentive programs. In each of the years ended December 31, 2004 and 2005, the amount of rebates associated with our incentive programs was less than one-half of one percent of our co-promotion revenues. The rebates associated with programs we manage represent an insignificant amount, as compared to the rebate and discount programs administered by Allergan and as compared to our aggregate co-promotion revenue.”

•	Quantify the items that reduced the co-promotion revenue that you recorded for the periods presented pursuant to your incentive programs. Tell us how you estimate the proportion of sales that are subject to your incentive programs; that is, clarify whether you receive information from a third-party on which you base those estimates and how timely you reconcile estimated information to actual.

Response:	The actual redemption cost associated with the incentive programs that we manage totaled approximately $14,530 and $45,682 for the years ended December 31, 2004 and 2005, respectively and totaled approximately $32,575 for the six months ended June 30, 2006. Based on the insignificant amounts associated with the incentive programs as described above and proposed in the new disclosure language, we believe additional disclosure is unwarranted.

•	Outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each item that reduces your co-promotion revenue pursuant to your incentive programs. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

Response:	Based on the insignificant amounts associated with the incentive programs as described above and proposed in the new disclosure language, we believe additional disclosure is unwarranted.

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•	Finally, include information regarding the amount of and reason for period to period fluctuations within your statements of operations with respect to each incentive program item that reduces your co-promotion revenue for the periods presented. Please also address the effect that changes in your estimates with respect to each of these items had on your revenues and operations for the applicable periods.

Response:	Based on the insignificant amounts associated with the incentive programs as described above and proposed in the new disclosure language, there were no significant impacts to our quarterly statements of operations. Accordingly, we believe additional disclosure is unwarranted.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Concentrations of Risk

Revenue Recognition, page F-10

Question 3. You disclose that you recognize milestone revenue under your collaborative research and development agreements when you have performed services or have achieved a contractual development trigger. Please provide us with additional information, in a disclosure-type format, that clarifies your accounting policy with respect to development milestones specifying your basis for recognizing revenue when you have performed services versus when the milestone has been achieved. Further, regarding the latter, you state that the recognition period for your development milestone revenue begins at the achievement date and ends when you have finished your research and development commitment. In that respect, tell us whether you recognize a proportionate amount of development milestone revenue upon achievement that correlates to the work already performed under the underlying development arrangement.

Response:	Based upon the Staff’s comments, in future filings we propose to modify the second paragraph under the caption “Revenue Recognition” in the MD&A and in the “Summary of Significant Accounting Policies and Concentrations of Risk” in the footnotes to the financial statements so that as modified the disclosure reads as follows: “We recognize revenue under our collaborative research and development agreements when we have performed services under such agreements or when we or our partner have met a contractual milestone triggering a payment to us. We recognize revenue from our research and development service agreements ratably over the

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estimated service period as related research and development costs are incurred and the services are substantially performed. Upfront non-refundable fees and milestone payments received at the initiation of collaborative agreements for which we have an ongoing research and development commitment are deferred and recognized ratably over the period in which the services are substantially performed. This period, if not defined in the collaborative agreement, is based on estimates by management and the progress towards agreed upon development events as set forth in our collaborative agreements. These estimates are subject to revision as our development efforts progress and we gain knowledge regarding required additional development. Revisions in the commitment period are made in the period that the facts related to the change first become known. If the estimated service period is subsequently modified, the period over which the upfront fee or revenue related to ongoing research and development services is modified on a prospective basis. We are also entitled to receive milestone payments under our collaborative research and development agreements based upon achievement of agreed upon development events that are substantively at-risk by our collaborative partners or us. This milestone revenue is recognized upon the achievement and acknowledgement of our collaborative partner of a development event, which is generally at the date payment is received from the collaborative partner or is reasonably assured. Accordingly, our revenue recognized under our collaborative research and development agreements may fluctuate significantly from period to period. In the [three/six/nine months or years] ended [Date] we recognized [$XYZ] of revenue from certain contractual milestones.”

Note 9. Collaboration Agreements, page F-21

Question 4. Please provide us with the information that follows, in a disclosure-type format, with respect to your co-promotion agreements with Allergan for both Restasis® and Elestat®.

•	Please clarify your responsibilities under each agreement; that is, tell us whether you actually record any gross sales for either product, as it appears that you promote and sell each in the United States. Clarify whether you remit any payments to Allergan and, if so, tell us the nature of those payments. Additionally, tell us whether you maintain any product inventory or if the end-users of each product ultimately secure product orders from Allergan.

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Response:	Disclosure regarding our co-promotion activities for both Restasis® and Elestat® can be found on Page 3 under the section titled “Elestat®” and on Page 4 under the section titled “Restasis®” in Part I, Item 1 of the filing. Additionally, on Page 11 under “Collaborative Agreements” we have provided further disclosure of the agreements as well as Allergan’s and our responsibilities. We would also highlight to the Staff that these agreements are available for public review, having been filed as follows:

•	Exhibit 10.1 to Form 8-K filed on June 29, 2001

•	Exhibit 10.1 to Form 8-K filed on December 9, 2003

•	Exhibit 10.1 to Form 8-K filed on July 1, 2004

To address the Staff’s comments, in future filings we propose the following changes and new disclosure be added to Part I, Item 1. First, the language contained in the Business section under the caption titled “Collaborative Agreements” and “Allergan, Inc.—Elestat®” in the 8th sentence of the first paragraph would be replaced with the following: “Allergan is responsible for the product’s supply chain management including manufacturing, inventory management, and distribution as well as pricing, managed healthcare contracting with government and commercial organizations and regulatory compliance.” Second, the following new language would be added after the revised 8th sentence: “Allergan records gross sales of Elestat® reduced for estimates of sales returns, credits and allowances, normal trade and cash discounts, managed care sales rebates and other allocated costs as defined in the agreement, all of which are determined by Allergan and outside of our control. We record as co-promotion revenue a percentage of net sales of Elestat® in the United States as reported to us by Allergan.”

Similarly, in future filings we propose new disclosure be added to Part I, Item 1. First, the language contained in the Business section under the caption titled “Collaborative Agreements” and “Allergan, Inc.—Restasis® and diquafosol” after the 2nd sentence in the second paragraph shall be modified as follows: “Under the agreement, we have the responsibility through our commercial organization of promoting Restasis®.” Second, after the 4th sentence of the same paragraph the following new disclosure shall be added: “Allergan is solely responsible for the marketing and selling of Restasis® and is primarily responsible for the commercialization of Restasis®. In addition to the marketing and selling of Restasis®, Allergan is responsible for the product’s supply chain management, including manufacturing, inventory management, and distribution as well as pricing, managed healthcare contracting with government and commercial organizations and regulatory compliance of Restasis®. Allergan records gross sales of Restasis® reduced for estimates of

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sales returns, credits and allowances, normal trade and cash discounts, managed care sales rebates and other allocated costs as defined in the agreement, all of which are determined by Allergan and outside of our control. We record as co-promotion revenue a percentage of net sales of Restasis® as reported to us by Allergan.”

We also propose using similar language changes, where appropriate, in our description of the Elestat® and Restasis® products and co-promotion activities in Part I, Item 1. Business section on pages 3 and 4 of the 10-K, respectively.

We also inform the Staff that for both Elestat® and Restasis®, we have not remitted any payments to Allergan since co-promotional efforts were initiated in 2004. Allergan does, however, reduce the co-promotion revenue payments they make to us for any product samples we use in our co-promotion activities. We record the cost of these samples as sales and marketing expense on our statement of operations.

•	Based on the fact pattern surrounding your responsibilities under each agreement, tell us how you determined that it is appropriate to characterize the co-promotion revenue received from Allergan on a gross basis, that is, within revenue, rather than net of the related marketing and promotion expenses that you incur. Please cite the applicable authoritative literature under U.S. GAAP, for example, EITF no. 99-19, that supports your accounting treatment.

Response:	We provide marketing activities for Elestat® and promotional activities through our sales force for both Elestat® and Restasis®. The promotional activities, which are under our control and direction, involve calling on and educating physicians on both Elestat® and Restasis® with the intent that these physicians will prescribe Elestat® and Restasis® to treat their patients. Accordingly, we are the primary obligor with respect to incurring these costs, which along with the other factors included in EITF 99-19, lead us to report our co-promotion revenue and marketing costs on a gross basis. In future filings, we propose the following new disclosures be made under the caption “Revenue Recognition” in the MD&A and in the “Summary of Significant Accounting Policies and Concentrations of Risk” in the footnotes to the financial statements. First, we propose the following statement precede the 1st paragraph: “We record all of our revenue from product co-promotion activities and collaborative research agreements in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements.” Second, we propose the following new disclosure be added to the end of the 1st paragraph: “We actively promote both Elestat® and Restasis® through our commercial organization and share in any risk of loss due to returns and other allowances, as determined by Allergan.”

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Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 16

Question 5. Please tell us why you disclose Allergan’s net sales of Restasis® for the three and six months ended June 30, 2006 but do not similarly discloses Allergan’s sales of Elestat®.

Response:	Elestat® and Restasis® are products/brands exclusively owned and sold by Allergan. Allergan discloses net sales of Restasis®, but does not disclose net sales of Elestat®. We are contractually limited to disclosing information that has been previously publicly disclosed by Allergan, unless it is required disclosure by applicable accounting and reporting requirements of a publicly traded company.

Inspire acknowledges:

•	That we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	That the Staff’s comments or changes in disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	That we may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions regarding the Reports or this response letter to me at (919) 941-9777.

Sincerely,

/s/ Thomas R. Staab, II
Thomas R. Staab, II,
Chief Financial Officer and Treasurer

cc:	Christy L. Shaffer, Ph.D.
Joseph M. Spagnardi, Esq.
Peter J. Coode
Edward P. Bromley III, Esq.

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